UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20594


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 2 - FINAL)*



Complete Management, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20452C-10-4
(CUSIP Number)



Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Harris William Investors (William Harris Investors, Inc.)

2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [    ]

3SEC USE ONLY


4CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5SOLE VOTING POWER
None

6SHARED VOTING POWER
*454,098Assumes conversion of $2,342,439 convertible notes into 260,271 shares of common stock.

7SOLE DISPOSITIVE POWER
*454,098Assumes conversion of $2,342,439 convertible notes into 260,271 shares of common stock.

8SHARED DISPOSITIVE POWER
None

9AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
*454,098Assumes conversion of $2,342,439 convertible notes into 260,271 shares of common stock

10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[     ]

11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
*2.97%Assumes conversion of $2,342,439 convertible notes into 260,271 shares of common stock.

12TYPE OF REPORTING PERSON*
IA



*SEE INSTRUCTION BEFORE FILLING OUT!
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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934
Amendment No 2 - FINAL
Item 1(a)Name of Issuer:
Complete Management, Inc.

Item 1(b)Address of Issuer's Principal Executive Offices:
254 West 31st Street
New York, NY 10001

Item 2(a)Name of Person Filing:
William Harris Investors, Inc. (?WHI?)

Item 2(b)Address of Principal Business Office:
2 North LaSalle Street, Suite 400
Chicago, IL  60602

Item 2(c)Citizenship:
The filing entity is a Delaware corporation

Item 2(d)Title of Class of Securities:
Common Stock, par value $0.001 per share

Item 2(e)CUSIP Number:
20452C-10-4

Item 3Type of Person:
(e)[X] Investment Adviser registered under Section 203 of the
Investment Adviser Act of 1940

Item 4Ownership at December 31, 1999:
(a)Amount beneficially owned:
*454,098Assumes conversion of $2,342,439
convertible notes into 260,271 shares of common
stock.
(b)Percent of class:
*2.97Assumes conversion of $2,342,439
convertible notes into 352,778 shares of common
stock.
(c)	Number of shares as to which the filing person has:
(i)	Sole power to vote or to direct the vote:
		None
(ii)	Shared power to vote or to direct the vote:
	*454,098Assumes conversion of $2,342,439 convertible notes into 260,271 shares of common stock.
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(iii) Sole power to dispose or to direct the
disposition of:
	*454,098Assumes conversion of $2,342,439 convertible notes into 260,271 shares of common stock.
(iv) Shared power to dispose or to direct the
		disposition of:
		None

Item 5Ownership of Five Percent or Less of a Class:
WHI ceases to be a 13G filer with this filing, as ownership has dropped to less than 5%.

Item 6Ownership of More than Five Percent on Behalf of
Another Person:
N/A

Item 7Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:
N/A

Item 8Identification and Classification of Members of the Group:
N/A

Item 9Notice of Dissolution of Group:
N/A

Item 10Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired
in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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Signature	After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: 		February 14, 2000

Signature:		/s/ Gary Neumayer

Name/Title:	Gary Neumayer, Treasurer and Compliance Officer
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